Exhibit 99.1
Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

Fury Gold Mining Limited (“Fury Gold”)

Suite 900 – 34 King Street East

Toronto, Ontario

M5M 2X8

Item 2 Date of Material Change

August 18, 2021

Item 3 News Release

A news release with respect to the material change referred to in this report was disseminated via Canada Newswire on August 18, 2021 and filed on the system for electronic document analysis and retrieval (SEDAR) and EDGAR.

Item 4 Summary of Material Change

On August 18, 2021 Fury Gold announced that Michael Timmins has resigned as President, Chief Executive officer and as a director of the Company, to focus on professional and family commitments, effective immediately. Tim Clark, a current director of the Company who also serves on the Audit Committee, has been appointed to the position of Chief Executive Officer.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

On August 18, 2021 Fury Gold announced that Michael Timmins has resigned as President, Chief Executive officer and as a director of the Company, to focus on professional and family commitments, effective immediately. Tim Clark, a current director of the Company who also serves on the Audit Committee, has been appointed to the position of Chief Executive Officer.

Mr. Clark brings 23 years of global capital markets experience with numerous major US, European and Canadian banks. Over the years, he has developed strong working relationships with Tier 1 institutional investors throughout the United States providing corporate strategy, and peer and financial analysis and insights on corporates within the materials, commodities and mining sectors. Mr. Clark holds a Bachelor of Economics from the University of Massachusetts (Amherst) and a Master of Business Administration in Finance and Accounting from Vanderbilt University.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7 Omitted Information

No significant facts remain confidential and no information has been omitted in this material change.

report.

Item 8 Executive Officer

For further information, contact Lynsey Sherry, Chief Financial Officer of Fury Gold at 844-601-0841.

Item 9 Date of Report

August 30, 2021